

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2021

Daniella Strygina
President
Glidelogic Corp.
21/1 Erkindik Ave, ste. 187
Bishkek, Kyrgyzstan 720000

> **Re: Glidelogic Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 24, 2021**
> **File No. 333-254750**

Dear Ms. Strygina:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1

Description of Business, page 22

1.      You disclose that you "plan to develop the first prototype be September 1, 2021." Please revise your disclosure to discuss the updated status of the prototype.

Exhibits

2.      Please provide an updated auditor's consent.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:      Robert J. Zepfel